UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 24, 2026, the Company entered into a Rights Agreement (the “Rights Agreement”) with Equiniti Trust Company, LLC, as rights agent. The Board of Directors of the Company (the “Board”) has authorized the issuance of one purchase right (a “Right”) for each outstanding Class B ordinary share, nominal value $0.05 per share of the Company (the “ordinary shares”). Each Right represents the right to purchase one ordinary share of the Company, upon the terms and subject to the conditions of the Rights Agreement. The Rights will be issued to the shareholders of record on May 5, 2026 (the “Record Date”), and will expire on April 23, 2027.

The Board has adopted the Rights Agreement to enable all shareholders of the Company to realize the long-term value of their investment in the Company and to guard against attempts to acquire control of the Company at an inadequate price. In general terms, the Rights Agreement works by causing significant dilution to any person or group that acquires 9.99% (or 20% in the case of an existing “13G Investor” as defined in the Rights Agreement) or more of the outstanding ordinary shares of the Company without the prior approval of the Board. The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all shareholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any takeover proposal and therefore comply with its fiduciary duties and to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The Rights Agreement was adopted in response to the takeover environment in general and not in response to any specific approach to the Company or perceived imminent takeover proposal for the Company. The issuance of Rights is not taxable to the Company or to shareholders and will not affect reported earnings per share. A summary of the terms of the Rights Agreement follows.

Summary of the Rights Agreement

The Rights. The Rights will initially trade with, and will be inseparable from, the ordinary shares. The Rights are evidenced only by certificates or book-entry credits that represent ordinary shares. New Rights will accompany any new ordinary shares the Company issues after the Record Date until the earlier of the Distribution Date described below and any redemption or expiration of the Rights.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 9.99% (or 20% in the case of a “13G Investor”) or more of the Company’s outstanding ordinary shares.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until that date, the certificates or book-entry credits that represent ordinary shares will also evidence the Rights, and any transfer of ordinary shares will constitute a transfer of Rights. After that date, the Rights will separate from the ordinary shares and be evidenced by book-entry credits. In the event that any person or group becomes an Acquiring Person, any Rights held by an Acquiring Person will become null and void and may not be exercised.

Exercise Price. Each Right will allow its holder to purchase from the Company one ordinary share for $6.00 (the “Exercise Price”), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Beneficial Ownership. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying ordinary shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of the Company’s ordinary shares equivalent to the economic exposure created by the derivative position, to the extent actual ordinary shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.

Shares held by Affiliates and Associates (each as defined in the Rights Agreement) of an Acquiring Person, and Notional Ordinary Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Consequences of a Person or Group Becoming an Acquiring Person

●	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, upon exercise of the Rights, purchase for $6.00 per Right, ordinary shares of the Company with a value of $12.00 based on the then market price of the ordinary shares.

●	Reduction in Exercise Price. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding ordinary shares, the Board may provide that each Rights holder, other than the Acquiring Person, will have the right to receive, upon exercise of a Right, one ordinary share for a purchase price of $6.00 per Right. If the Board makes such a determination, the option of a Rights holder to so exercise Rights shall be in addition to, but not in duplication of, any rights of holders to exercise Rights as described in “Flip In” above.

●	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may purchase shares of the acquiring company with a market value of $12.00 based on the market price of the acquiring company’s stock, prior to such transaction.

Expiration. The Rights will expire on April 23, 2027.

Redemption. The Board may redeem the Rights without consideration therefor at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights.

Anti-Dilution Provisions. The Board may adjust the purchase price for one ordinary share, the number of ordinary shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the ordinary shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, which has been filed as Exhibit 4.1 to this Report on Form 6-K.

Exhibit No.	Description
4.1	Rights Agreement, dated as of April 24, 2026, by and between Brera Holdings PLC and Equiniti Trust Company, LLC, as rights agent.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including, but not limited to, statements related to the Rights Agreement and the Rights to be issued thereunder, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to: potential challenges to the Rights Agreement under applicable law and those other risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports (Commission File No. 001-41606), including the Company’s Annual Report on Form 20-F and Amendment No. 1 to the Form 20-F for the year ended December 31, 2024 and future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this Report on Form 6-K as a result of new information, future events or changes in its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRERA HOLDINGS PLC

Date: April 24, 2026	By:	/s/ Guy Hirsch
Guy Hirsch Interim Chief Operating Officer

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